News
Release
CIBC Announces Fourth Quarter And Fiscal 2007 Results

CIBC’s 2007 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.
(Toronto, ON — December 6, 2007) — CIBC announced net income of $884 million for the fourth quarter ended October 31, 2007, up from $819 million a year ago. Diluted earnings per share (EPS) were $2.53, up from $2.32 a year ago. Cash diluted EPS1 were $2.55, up from $2.34 a year ago.
     Return on equity for the fourth quarter ended October 31, 2007 was 30.3%, down from 32.5% for the same period last year. CIBC’s Tier 1 capital ratio at October 31 was 9.7%.
     Diluted EPS for the fourth quarter of 2007 were increased by:
•	$456 million ($381 million after-tax and minority interest, or $1.13 per share) gain from the completion of Visa’s worldwide restructuring

•	$27 million ($22 million after-tax, or $0.06 per share) net reversal of litigation accruals

•	$17 million ($11 million after-tax, or $0.03 per share) due to the impact of changes in credit spreads on the mark-to-market of corporate loan credit derivatives
     Diluted EPS for the fourth quarter of 2007 were decreased by:
•	$463 million ($302 million after-tax, or $0.89 per share) mark-to-market write-downs on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market

•	$47 million ($26 million after-tax, or $0.08 per share) of expenses related to the proposed sale of some of CIBC’s U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer)
     CIBC’s net income and diluted EPS for the fourth quarter of 2007 were up from $835 million and $2.31, respectively, for the prior quarter, which included items of note aggregating to a net loss of $0.11 per share and higher than normal merchant banking gains.
     For the year ended October 31, 2007, CIBC reported record net income and diluted EPS of $3.3 billion and $9.21 per share, respectively, compared with net income of $2.6 billion and diluted EPS of $7.43 for 2006.
     Return on equity for 2007 was 28.7% compared with 27.9% for 2006.
     “CIBC delivered good overall financial results in 2007, underpinned by our progress against our priorities,” says Gerry McCaughey, CIBC President and CEO. “However, the mark-to-market write-downs we recorded in our structured credit business were not in line with our strategic imperative of consistent and sustainable performance. Our focus in this area is on reducing existing risk.”
Update on business priorities
Business strength
CIBC’s retail businesses continue to perform well overall.
     CIBC Retail Markets’ profitability was up 39% in 2007. The above noted Visa gain, volume growth and CIBC’s expanded ownership interest in FirstCaribbean International Bank (FirstCaribbean) contributed to profit growth.
     In Canada, CIBC remains well positioned in the market place. In 2007, many of CIBC’s core businesses delivered strong volume growth, while also maintaining or enhancing market share. In the unsecured lending business, CIBC’s risk posture has been reflected in lower market share but improved loan loss performance. CIBC’s lending business is well positioned for improving performance as the portfolio grows from a stronger base.
     The completion of the FirstCaribbean acquisition in early 2007 expands CIBC’s operations in the Caribbean region and provides a further source of growth for CIBC’s retail business.
     In 2008, CIBC Retail Markets will remain focused on strengthening its client relationships and investing in its core businesses in Canada and the Caribbean to maintain and enhance CIBC’s market position.
CIBC’s World Markets’ profitability was down 7% in 2007.
     CIBC’s wholesale business delivered good performance in Canada in key areas such as equity underwriting and M&A, with improving productivity. In the U.S., real estate finance and merchant banking reported good results, with other areas showing improvement. The good performance in these areas was offset by the mark-to-market write-downs CIBC recorded in its structured credit business related to the U.S. residential mortgage market.

     As at October 31, 2007, CIBC’s net unhedged exposure to CDOs and RMBS related to the U.S. residential mortgage market was approximately $741 million. Mitigating this exposure are subprime index hedges of notional $283 million with a fair value of $119 million. Conditions in the U.S. residential mortgage market have continued to deteriorate since year-end. We estimate that mark-to-market write-downs will be approximately $225 million ($150 million after-tax) for November. Partially offsetting this were gains on credit derivative hedges of approximately $45 million ($30 million after-tax).
     In addition, we have exposures to the U.S. subprime residential mortgage market through derivative contracts which are hedged with investment-grade counterparties. As at October 31, 2007, the notional amount of these hedged contracts was $9.3 billion and the related on-balance sheet fair value was $4.0 billion. Management has assessed the counterparty credit exposure relating to these contracts in determining fair value. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
     In early November, CIBC announced an agreement to sell its U.S. investment banking, equities, leveraged finance and related debt capital markets businesses to Oppenheimer.
     “This transaction gives CIBC the opportunity to benefit from Oppenheimer’s future success,” says McCaughey. “It will also permit CIBC to redeploy capital over time to further support the continued growth of our strong and profitable U.S. and international operations, as well as our core Canadian businesses.”
Productivity
CIBC’s second priority is to improve productivity.
     CIBC exceeded its 2007 productivity target, which was to hold expenses flat to the fourth quarter of 2006, excluding FirstCaribbean. Expenses for the fourth quarter of 2007 were $1,874 million (including FirstCaribbean expenses of $98 million), compared with $1,892 million a year ago.
     CIBC has also made progress towards its strategic objective of a median efficiency ratio among its Canadian bank peer group. CIBC’s 2007 efficiency ratio improved to 63.1% from 66.0% in 2006. CIBC’s cash efficiency ratio (TEB)1 for 2007 improved to 61.3% from 64.4% a year ago.
     “In 2008, our focus will remain on productivity improvements that achieve an effective balance between revenue growth and expense discipline,” says McCaughey. “Over the long term, we believe this balance is the best formula to achieve sustainable growth.”
Balance sheet strength and capital usage
CIBC’s Tier 1 capital ratio is a primary measure of its balance sheet strength.
     CIBC’s objective is a target Tier 1 ratio of 8.5%. During the year, CIBC’s ratio declined from 10.4% to 9.7%, primarily due to the completion of the FirstCaribbean acquisition.
     In terms of capital usage, CIBC’s priority is to first invest in core businesses, and then balance other deployment opportunities. During the year, CIBC completed its FirstCaribbean acquisition, increasing its ownership level to over 91%. CIBC recommenced its share repurchase program and, subsequent to year end, announced a continuation of the program through October 31, 2008. CIBC also increased its quarterly dividend twice, from $0.70 per share to $0.77 per share in the second quarter and from $0.77 per share to $0.87 per share in the fourth quarter, representing a 24% year over year increase to its dividend. CIBC will continue to review dividend increases in 2008 as its payout ratio remains below its target range of 40% -50%.
     “In 2008, we will remain focused on our priorities of business strength, productivity, as well as balance sheet strength and capital usage,” says McCaughey. “Given the current environment, our emphasis will be on building CIBC’s balance sheet strength.”
Review of Q4 performance
CIBC reported net income of $884 million for the current quarter, up from $819 million for the fourth quarter of 2006 and $835 million for the prior quarter.
     Net interest income of $1,240 million was up from $1,130 million for the fourth quarter of 2006, primarily due to CIBC’s acquisition of a controlling interest in FirstCaribbean, volume growth in cards, deposits and mortgages and higher dividends from trading securities. Net interest income was up from $1,180 million for the prior quarter, primarily due to higher dividends from trading securities, partially offset by lower spreads in mortgages and personal lending.
     Non-interest income of $1,706 million was down from $1,760 million for the fourth quarter of 2006, primarily due to the above noted mark-to-market write-downs on CDOs and RMBS, partially offset by the above noted gain on the Visa restructuring and higher merchant banking gains net of write-downs. Non-interest income was down from $1,799 million for the prior quarter, primarily due to higher mark-to-market write-downs and lower trading revenue, partially offset by the gain on the Visa restructuring.
     Provision for credit losses of $132 million was up from $92 million for the fourth quarter of 2006, primarily due to the reversal of general allowance for credit losses in the fourth quarter of 2006. Provision for credit losses was down from $162 million for the prior quarter, primarily due to lower loss ratios in the personal lending portfolio and higher recoveries and reversals in the corporate lending portfolio.
     Non-interest expenses of $1,874 million were down from $1,892 million for the fourth quarter of 2006, primarily due to lower performance-related compensation, lower litigation costs and lower benefits expense, partially offset by the
CIBC Fourth Quarter 2007 News Release

     FirstCaribbean acquisition and expenses related to the above noted proposed sale of some of CIBC’s U.S. businesses. Non-interest expenses were up from $1,819 million for the prior quarter, primarily due to lower net reversal of litigation accruals and expenses related to the proposed sale of some of CIBC’s U.S. businesses.
     Income tax expense of $45 million was down from $87 million for the fourth quarter of 2006, primarily due to an increase in the relative proportion of earnings subject to a lower effective rate of tax, including the gain on the Visa restructuring, partially offset by lower tax recoveries and income tax expense related to the repatriation of capital from a foreign operation. Income tax expense was down from $157 million for the prior quarter, primarily due to an increase in the relative proportion of earnings subject to a lower effective tax rate, including higher tax exempt income and the Visa gain, partially offset by income tax expense related to the repatriation of capital from a foreign operation.
     Non-controlling interests of $11 million for the current quarter and $6 million for the prior quarter are primarily attributable to non-controlling interests in FirstCaribbean.
CIBC Retail Markets
CIBC Retail Markets reported net income of $912 million for the current quarter, up from $501 million for the fourth quarter of 2006 and $555 million for the prior quarter.
     Revenue of $2,652 million was up from $2,046 million for the fourth quarter of 2006, primarily due to the Visa gain, the FirstCaribbean acquisition and volume growth, partially offset by lower spreads. Revenue was up from $2,259 million for the prior quarter, primarily due to the Visa gain, partially offset by lower spreads.
     Provision for credit losses of $148 million was up from $132 million for the fourth quarter of 2006, primarily due to volume growth in the cards portfolio and the impact of the FirstCaribbean acquisition, partially offset by lower loss ratios in the personal lending portfolio. Provision for credit losses was down from $170 million for the prior quarter, primarily due to lower loss ratios in the personal lending portfolio.
     Non-interest expenses of $1,335 million were up from $1,255 million for the fourth quarter of 2006, primarily due to the FirstCaribbean acquisition. Non-interest expenses were comparable with the prior quarter.
     Income tax expense of $246 million was up from $158 million for the fourth quarter of 2006, primarily due to the impact of higher income, including the Visa gain. Income tax expense was up from $188 million for the prior quarter primarily due to the Visa gain.
CIBC World Markets
CIBC World Markets reported a net loss of $64 million for the current quarter, compared with net income of $218 million for the fourth quarter of 2006 and net income of $261 million for the prior quarter.
     Revenue of $147 million was down from $697 million for the fourth quarter of 2006 primarily due to the above noted mark-to-market write-downs on CDOs and RMBS. Revenue was down from $582 million for the prior quarter, primarily due to higher mark-to-market write-downs, lower debt capital markets revenue and lower gains associated with corporate loan hedging programs.
     Non-interest expenses of $424 million were down from $485 million for the fourth quarter of 2006, primarily due to lower performance-related compensation, partially offset by the expenses related to the proposed sale of some of CIBC’s U.S. businesses. Non-interest expenses were up from $384 million for the prior quarter primarily due to lower net reversals of litigation accruals and the expenses related to the proposed sale of some of CIBC’s U.S. businesses, partially offset by lower performance-related compensation.
     Income tax recovery of $197 million was up from $5 million for the fourth quarter of 2006, primarily due to lower pre-tax earnings in the current quarter. Income tax recovery was up from $56 million for the prior quarter, primarily due to higher mark-to-market losses and tax exempt income in the current quarter, partially offset by a tax recovery in the prior quarter from the favourable resolution of an income tax audit.
Corporate and Other
Corporate and Other reported net income of $36 million for the current quarter, down from $100 million for the fourth quarter of 2006 and up from $19 million for the prior quarter.
     Revenue of $147 million was comparable to the fourth quarter of 2006. Revenue was up from $138 million for the prior quarter, primarily due to higher revenue from hedges on stock appreciation rights (SARs).
     There was no provision for credit losses in the current or prior quarter. There was a reversal of the general allowance for credit losses of $39 million in the fourth quarter of 2006.
     Non-interest expenses of $115 million were down from $152 million for the fourth quarter of 2006, primarily due to lower unallocated corporate support costs. Non-interest expenses were up from $94 million for the prior quarter, primarily due to higher expenses related to SARs.
     Income tax recovery of $4 million was down from $66 million for the fourth quarter of 2006. The fourth quarter of 2006 included higher tax recoveries related to the resolution of various income tax audit issues and contingencies.
CIBC Fourth Quarter 2007 News Release

Our Balanced Scorecard

	Medium-term objectives	2007 Results[2]	Comments
Our previously stated objective was diluted EPS growth of 10% per annum, on average, over the next 3-5 years.
EPS Growth
	Our objective moving forward is diluted EPS growth of 5%-10% per annum, on average, over the next 3-5 years.	Year-over-year diluted EPS growth of 24%.	EPS growth was above our medium-term target.

ROE	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	28.7%	ROE was above our target.

Capital Strength	Tier 1 capital ratio of 8.5%.	Tier 1 capital ratio - 9.7%	Capital ratios were above our targets.
	Total capital ratio of 11.5%	Total capital ratio - 13.9%

	Our previously stated objective was 65%-75% retail/ 25%-35% wholesale (as measured by economic capital).	73%/27% retail/wholesale	Business mix was within our target range.
Business Mix[1]
Our objective moving forward is at least 75% retail.

	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	Loan loss ratio — 37 basis points	Loan loss performance was better than our medium-term objective.
Risk
	Our previously stated objective was to maintain the carrying value of our merchant banking portfolio below $1.4 billion. Our objective moving forward is to maintain the carrying value below $1.2 billion.	Merchant banking portfolio — $1.1 billion	The carrying value of our merchant banking portfolio continued to decline.

	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)1).	Cash efficiency ratio (TEB)[1] - 61.3%	CIBC’s efficiency ratio has improved relative to the median of our industry group.

Productivity	Our 2007 target was to hold expenses flat relative to annualized 2006 fourth quarter expenses ($7,568 million), excluding FirstCaribbean. Our 2008 target is flat expenses relative to annualized 2006 fourth quarter expenses, excluding FirstCaribbean, and our US restructuring.	Non-interest expenses of $7,612 million (including FirstCaribbean expenses of $325 million)	We achieved our 2007 goal.

Dividend Payout Ratio	40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio - 33.4%	CIBC’s dividend payout ratio was below our target range.

Five years ended October 31, 2007:
Total Shareholder Return (TSR)	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.		CIBC delivered the highest TSR for the year, as well as the past five years, among the major Canadian banks.
CIBC — 211.2% Bank Index — 154.4%
Making a difference in our communities
On September 30, 2007, in 53 communities across Canada, over 170,000 people participated in the annual Canadian Breast Cancer Foundation CIBC Run for the Cure, raising more than $26 million to fund breast cancer research, community education and awareness programs. Team CIBC, comprised of approximately 10,000 participants, raised almost $3 million.
CIBC Fourth Quarter 2007 News Release

     As part of its ongoing commitment to support youth and education, CIBC contributed leadership funding in the amount of $1 million to the Canada Company Scholarship Fund to provide financial assistance for post-secondary education to children of parents who have been killed while serving in the Canadian Forces.
Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
     The information below forms a part of this press release.
Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.
(The board of directors of CIBC reviewed this press release prior to it being issued.)
A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

[1]	For additional information, see the “Non-GAAP measures” section in CIBC’s Q4/07 Supplementary Financial Information available on www.cibc.com.

[2]	For additional information, see the “Overview” section of CIBC’s 2007 Management Discussion and Analysis available on www.cibc.com.
CIBC Fourth Quarter 2007 News Release

Fourth Quarter Financial Highlights

	As at or for the three months ended			As at or for the year ended
	2007	2007	2006	2007	2006
Unaudited	Oct. 31	Jul. 31	Oct. 31 (1)	Oct. 31	Oct. 31 (1)

Common share information
Per share - basic earnings	$2.55	$2.33	$2.34	$9.30	$7.50
- cash basic earnings	2.57	2.36	2.36	9.38	7.56
- diluted earnings	2.53	2.31	2.32	9.21	7.43
- cash diluted earnings	2.55	2.34	2.34	9.30	7.49
- dividends	0.87	0.77	0.70	3.11	2.76
- book value	33.31	33.05	29.59	33.31	29.59
Share price - high	103.30	106.75	87.87	106.75	87.87
- low	87.00	92.37	77.95	87.00	72.90
- closing	102.00	92.50	87.60	102.00	87.60
Shares outstanding (thousands)
- average basic	334,849	335,755	335,522	336,092	335,135
- average diluted	337,927	338,691	338,737	339,316	338,360
- end of period	334,989	334,595	335,977	334,989	335,977
Market capitalization ($ millions)	$34,169	$30,950	$29,432	$34,169	$29,432

Value measures
Price to earnings multiple (12 month trailing)	11.1	10.3	11.8	11.1	11.8
Dividend yield (based on closing share price)	3.4%	3.3%	3.2%	3.0%	3.2%
Dividend payout ratio	34.1%	33.0%	29.9%	33.4%	36.8%
Market value to book value ratio	3.06	2.80	2.96	3.06	2.96

Financial results ($ millions)
Total revenue	$2,946	$2,979	$2,890	$12,066	$11,351
Provision for credit losses	132	162	92	603	548
Non-interest expenses	1,874	1,819	1,892	7,612	7,488
Net income	884	835	819	3,296	2,646

Financial measures
Efficiency ratio	63.6%	61.1%	65.5%	63.1%	66.0%
Cash efficiency ratio, taxable equivalent basis (TEB)(2)	60.9%	59.4%	63.5%	61.3%	64.4%
Return on equity	30.3%	28.3%	32.5%	28.7%	27.9%
Net interest margin	1.45%	1.41%	1.50%	1.39%	1.52%
Net interest margin on average interest-earning assets	1.67%	1.61%	1.72%	1.59%	1.76%
Return on average assets	1.03%	1.00%	1.08%	1.00%	0.91%
Return on average interest-earning assets	1.19%	1.14%	1.25%	1.15%	1.05%
Total shareholder return	11.2%	(4.6)%	14.3%	20.2%	25.6%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$100,247	$102,143	$95,351	$100,247	$95,351
Loans and acceptances	170,678	167,828	151,916	170,678	151,916
Total assets	342,178	338,881	303,984	342,178	303,984
Deposits	231,672	230,208	202,891	231,672	202,891
Common shareholders’ equity	11,158	11,058	9,941	11,158	9,941
Average assets	340,236	331,553	299,513	328,520	291,277
Average interest-earning assets	294,591	290,157	260,569	286,682	251,437
Average common shareholders’ equity	11,191	10,992	9,601	10,905	9,016
Assets under administration	1,187,567	1,124,079	1,068,600	1,187,567	1,068,600

Balance sheet quality measures
Common equity to risk-weighted assets	8.8%	8.8%	8.7%	8.8%	8.7%
Risk-weighted assets ($ billions)	$127.4	$125.0	$114.8	$127.4	$114.8
Tier 1 capital ratio	9.7%	9.7%	10.4%	9.7%	10.4%
Total capital ratio	13.9%	13.7%	14.5%	13.9%	14.5%

Other information
Retail / wholesale ratio(3)	73%/27%	76%/24%	72%/28%	73%/27%	72%/28%
Regular workforce headcount	40,457	40,315	37,016	40,457	37,016

(1)	Certain comparative financial information has been restated to conform with the presentation adopted in the current year.

(2)	For additional information, see the “Non-GAAP measures” section in the “Q4/07 Supplementary Financial Information” available on www.cibc.com.

(3)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP measures” section in the “Q4/07 Supplementary Financial Information” available on www.cibc.com.
CIBC Fourth Quarter 2007